Mail Stop 6010

December 14, 2006

Hojabr Alimi
Chief Executive Officer and President
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, California 94954

Re: Oculus Innovative Sciences, Inc.
**   Amendment No. 3 to Registration Statement on Form S-1**
**   Filed December 1, 2006**
**   File No. 333-135584**

Dear Mr. Alimi:

        We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your disclosure in the first paragraph and throughout the prospectus that you do not have FDA regulatory approval to market Microcyn as a drug in the United States. We also note that you make numerous claims regarding the effectiveness of your product, including that it may shorten hospital stays. Until the FDA has reached conclusions on the safety and effectiveness of your product for other than currently approved uses, FDA regulations prohibit such promotional statements. Please delete all statements regarding safety and effectiveness that are not supported by FDA conclusions.

Use of Proceeds, page 30

2.   Please refer to prior comment 4. Please revise your disclosure to specify the approximate amount of proceeds you intend to use to repay the bridge loan. Also identify the holder of the bridge loan promissory note and disclose his relationship to you.

Management's Discussion and Analysis . . ., page 38

3.   Please refer to prior comment 17. Reconcile your disclosure on page 43 regarding sales of $580,000 during the six months ended September 30, 2006 to Alkem Laboratories Limited, in India, with the table on page F-47, which reflects sales only to the United States, Europe and Mexico. Also, expand the appropriate section to provide the disclosure required by Item 101(d) of Regulation S-K.

Business, page 55

4.   Revise your business section as appropriate to disclose the services you provide.

5.   With a view toward disclosure, please tell us about any planned joint venture with Alkem.

Overview, page 55

6.   Please refer to prior comment 10. Please revise page 55 to clarify which portion of the billion dollar market is related to your business. Also, update the references to 2004 and 2003 industry data to the extent practical.

7.   Please tell us where you revised page 66 in response to prior comment 11.

Sales and Marketing, page 65

8.   Please disclose the material terms of the agreement with Alkem. Tell us whether you have any other material agreements with customers. If so, file those agreements as exhibits and disclose their material terms.

Exhibits

9.   We note that you have requested confidential treatment for portions of exhibit 10.35. We will review and provide any comments on your request separately. Please resolve all comments regarding your request before requesting acceleration of the effectiveness of this registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact at Kristin Lochhead at (202) 551-3664 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3602 with any other questions.

Sincerely,

Thomas A. Jones
Senior Attorney

cc (via fax):   Sylvia K. Burks, Esq., Pillsbury Winthrop Shaw Pittman LLP
Gabriella A. Lombardi, Esq., Pillsbury Winthrop Shaw Pittman LLP